EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02041290

P.E. 6-3-02

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June, 2002 Commission File Number: 001-31316

THE BANK OF NOVA SCOTIA
(Name of registrant)

44 King Street West, 8th Floor, Scotia Plaza, Toronto, Ontario, M5H 1H1

416-866-6967

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: June 14, 2002

By: ______________________
Name: Ian McIntosh
Title: Vice-President, Public, Corporate and Government Affairs

EXHIBIT INDEX

EXHIBIT 1

Attention Business Editors:

Scotiabank announces redemption of Preferred Shares Series 7

TORONTO, June 13, 2002 – Scotiabank today announced its intention to redeem all of its eight million Non-cumulative Preferred Shares Series 7 on July 29, 2002 for a cash price of $26.00 per share.

Formal notice will be issued to shareholders in accordance with the share conditions. The transaction has been approved by the Office of the Superintendent of Financial Institutions.

The redemption is part of the Bank's ongoing management of its Tier 1 capital.

Scotiabank is one of North America's premier financial institutions, with more than C$297 billion in assets and approximately 51,000 employees worldwide, including affiliates. It is also Canada's most international bank with more than 2,000 branches and offices in 50 countries. Scotiabank is on the World Wide Web at www.scotiabank.com.

ENDS

For further information: Michael Lomas, Capital and Mid Term Funding, Scotiabank, (416) 866-5734, michael_lomas@scotiacapital.com